

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2011

Via E-mail
David H. Lesser
CEO & Chairman of the Board
Pittsburgh & West Virginia Railroad
55 Edison Avenue
West Babylon, NY 11704

> **Re:** **Pittsburgh & West Virginia Railroad**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 20, 2011**
> **File No. 333-176571**

Dear Mr. Lesser:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated September 23, 2011 and that Power REIT does not intend to file a new registration statement under the Securities Act. Since Power REIT has not yet effected a succession with Pittsburgh & West Virginia Railroad, it is unable to make use of Pittsburgh & West Virginia Railroad's registration statement. Therefore, we reissue our prior comment. Please withdraw Pittsburgh & West Virginia Railroad's registration statement and refile under Power REIT. Alternatively, if you intend to rely upon Rule 414 of Regulation C, please advise us as to how you are in compliance with the Rule. See Securities Act Rule CDIs 611.01 – 611.03 available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

2.   We note your response to comment 3 in our letter dated September 23, 2011. It appears
        that Pittsburgh & West Virginia Railroad's market capitalization is roughly $20,290,625
        based on 1,623,250 shares of beneficial interest outstanding on September 30, 2011.
        Given this, it appears that Pittsburgh & West Virginia Railroad is unable to meet the
        requirements of Form S-3, and is therefore ineligible to incorporate by reference on Form
        S-4. Please provide us with an analysis detailing how Pittsburgh & West Virginia
        Railroad is eligible to incorporate its filings by reference on Form S-4. Alternatively,
        please revise your Form S-4 to provide the required information.

Exhibit 5.1

3.   We note that counsel has assumed that your shares will not be issued in violation of the
        ownership limit contained in the Company's Articles of Amendment and Restatement of
        Declaration of Trust, as amended. Please note that counsel may not assume that the
        shares issued in the transaction will be validly issued or that the company has sufficient
        authorized shares. Please have counsel revise its opinion to remove this assumption.
        Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (CF) available at
        http://www.sec.gov/interps/legal/cfslb19.htm

4.   We also note that counsel has relied on representations and statements of fact made in the
        documents reviewed and has not independently established the facts upon which it relied
        in forming its opinion. This appears to assume away counsel's responsibility in forming
        the opinion. Note that counsel may not include any overly broad assumptions in the
        opinion. See Section II.B.3.a of Staff Legal Bulletin No. 19 (CF). Please have counsel
        revise the opinion.

5.   We note that counsel has limited the use of your opinion to the addressee, the Board of
        Trustees of Power REIT. Please note that the staff does not accept any limitation on
        reliance in an opinion. Investors in the securities in the offering must be entitled to rely
        on the opinion. Please have counsel remove any limitation upon reliance in its opinion.
        Please make similar revisions to your tax opinion filed as Exhibit 8.1.

Exhibit 8.1

6.   We note that your tax opinion states that the information under the caption "Material
        United States Federal Income Tax Considerations" has been reviewed by counsel and is
        correct in all material respects. Please note that counsel must opine on the tax
        consequences of the offering, not the manner in which they are described in the
        prospectus. Please revise your opinion to state that the disclosure in the prospectus
        represents the opinion of counsel. Please see Section III.C.2 of Staff Legal Bulletin No.
        19 (CF).

Exhibit 23.1

7.   Please file a properly dated accountant's consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Kevin Acklin
        Leech Tishman Fuscaldo & Lampl LLC